UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Scott J. Reiman

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74348X103	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,181,427(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,181,427(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,427(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Excludes 12,430,335 shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC, which may be deemed to be beneficially owned by Scott J. Reiman as a result of the relationships among Very Hungry, LLC and Scott Reiman 1991 Trust described in Items 3, 4 and 6 of this Schedule 13D. Mr. Reiman expressly disclaims membership in a group with Very Hungry, LLC and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Reiman that it is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

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CUSIP No. 74348X103	Page 3 of 8 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Scott J. Reiman. Mr. Reiman is sometimes referred to herein as the “Reporting Person.” Some of the shares of Common Stock beneficially owned by Mr. Reiman are held by the Scott Reiman 1991 Trust (the “Trust”), which is controlled by Mr. Reiman.

(b) The principal business address of Mr. Reiman is 703 17th Street, Suite 800, Denver, CO 80202.

(c) The principal business of Mr. Reiman and the Trust is as a private investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

On April 15, 2013, the Securities and Exchange Commission (“Commission”) brought an administrative proceeding (Administrative Proceeding File No. 3-15277) involving Mr. Reiman under Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), Section 203(f) of the Investment Advisers Act of 1940, and Section 9(b) of the Investment Company Act of 1940. The Commission alleged violations of Section 10(b) of the Exchange Act and Rule 10(b)-5 thereunder. Mr. Reiman agreed to settle the matter by paying disgorgement of $398,000, prejudgment interest of $93,567, and a civil penalty of $398,000. Mr. Reiman also agreed not to act as an officer or director of a public company for five years or be associated with any broker, dealer, investment adviser as defined under 15 U.S.C. § 80b-2(a)(11), municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization. Mr. Reiman neither admitted nor denied the Commission’s allegations.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On May 2, 2013, the Reporting Person beneficially owned the following securities of the Issuer, which represented less than 5% of the outstanding Common Stock of the Issuer:

•	1,087,740 shares of Common Stock;

•	a warrant to purchase 187,439 shares of the Issuer’s Common Stock, exercisable until April 25, 2013 at $3.00 per share;

•	a warrant to purchase 702,897 shares of the Issuer’s Common Stock, exercisable until April 25, 2014 at $3.00 per share;

•	a warrant to purchase 275,646 shares of the Issuer’s Common Stock, exercisable until September 19, 2013 at $3.825 per share; and

•	a warrant to purchase 727,705 shares of the Issuer’s Common Stock, exercisable until November 22, 2012 at $4.25 per share.

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On May 2, 2013, the Issuer borrowed $5.0 million of unsecured subordinated debt from Scott Reiman 1991 Trust, which is controlled by the Reporting Person, and Very Hungry, LLC, a Colorado limited liability company (“Very Hungry”). The $5 million of subordinated debt financing is represented by $5.5 million aggregate principal amount of subordinated promissory notes (the “Notes”). In consideration for the loan, the Issuer reduced the exercise price on all outstanding warrants to purchase the Issuer’s common stock held by the Reporting Person and Very Hungry to $0.25 per share (from exercise prices ranging from $4.25 per share to $3.00 per share) and extended the maturity of all these warrants to August 1, 2016. The Notes bear no interest and mature on September 9, 2013. They are subordinated to the Issuer’s senior debt owed to The Karlsson Group, Inc. The Notes will convert into equity securities of the Issuer as described below.

On May 22, 2013 the Reporting Person entered into a modification agreement with the Issuer and Very Hungry, which provides that the Reporting Person and Very Hungry will invest the aggregate principal amount of the Notes into the units being offered in the Issuer’s previously announced rights offering at the rights offering subscription price of $0.22 per unit. The units consist of one share of the Issuer’s Common Stock and one-half of a warrant to purchase a share of the Issuer’s Common Stock (the “Units”). The investment by the Reporting Person and Very Hungry will be effected in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, and will be made through the full exercise of their rights in the rights offering and their subscription for additional Units through over-subscription rights. Any portion of the Notes that remain outstanding following the rights offering will automatically convert into Units at a conversion price equal to the rights offering subscription price upon obtaining stockholder approval of the conversion at the Issuer’s annual meeting of stockholders, which is expected to occur in July 2013. If stockholder approval is not obtained, the remaining portion of the Notes will mature on September 9, 2013.

The modification agreement also amended the warrant price of the warrants held by the Reporting Person and Very Hungry from $0.25 to $0.30 and extended the termination date of the warrants from August 1, 2016 to August 1, 2017.

Item 4.	Purpose of Transaction

The Reporting Person beneficially owns or may be deemed to beneficially own the Common Stock of the Issuer and the Warrants, each of which may be converted into Common Stock of the Issuer, for investment purposes. The Reporting Person intends to continuously review his investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise, (2) dispose of all or a portion of his or its interest in the Issuer, through open market transactions, in negotiated block sales to one or more purchasers, or by gift or donation to family members, charitable organizations or third parties, (3) restructure the form of ownership of investment in the Issuer, or (4) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the final paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his or its intention with respect to any or all of such matters. In reaching any decision as to his or its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: (a) the Issuer’s business and prospects; (b) other developments concerning the Issuer and its businesses generally; (c) other business opportunities available to the Reporting Person; (d) developments with respect to the business activities of the Reporting Person; (e) changes in law and government regulations; (f) general economic conditions; and (g) money and stock market conditions, including the market price of the securities of the Issuer.

As described in Item 3 of this Schedule 13D, the Reporting Person has agreed to invest its Notes into the Units being offered by the Issuer in its rights offering. Following the rights offering, the Reporting Person anticipates that its beneficial ownership of the Issuer’s Common Stock will increase.

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Other than as described above, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Except as described in this Schedule 13D, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 72,520,718 shares of Common Stock of the Issuer outstanding as of April 29, 2013, which number is set forth in the Amendment No. 1 to Annual Report on Form 10-K/A filed by the Issuer with the Securities and Exchange Commission on May 22, 2013.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Person listed in Item 2, or that the Reporting Person listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows: The Reporting Person beneficially owns 3,181,427 shares of the Issuer’s Common Stock, consisting of 1,087,740 shares of Common Stock, 1,893,687 shares issuable upon the exercise of warrants, and 200,000 shares issuable upon exercise of a fully vested stock option that has an exercise price of $4.25 per share and expires on December 26, 2021, representing in the aggregate approximately 4.3% of the outstanding shares of Common Stock of the Issuer as of May 22, 2013 on an as-converted basis.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

As a result of the relationships among the Reporting Person and Very Hungry, LLC described in Items 3, 4 and 6 of this Schedule 13D, the Reporting Person may be deemed to be a member of a group with Very Hungry, LLC and therefore may be deemed to beneficially own the 12,430,335 shares of Common Stock of the Issuer beneficially owned by Very Hungry. The Reporting Person expressly disclaims membership in a group with Very Hungry, LLC and expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any shares of Common Stock of the Issuer beneficially owned by Very Hungry, LLC.

(c) Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

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CUSIP No. 74348X103	Page 6 of 8 Pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described below, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

The shares of Common Stock and Warrants of the Issuer beneficially owned by the Reporting Person are entitled to the rights and subject to the conditions set forth in the following documents:

•

Securities Purchase Agreement dated as of April 25, 2011, Registration Rights Agreement dated as of April 25, 2011 and associated Senior Secured Convertible Note, Two-Year Common Stock Purchase Warrant and Three-Year Common Stock Purchase Warrant;

•

Securities Purchase Agreement dated as of September 23, 2011, Registration Rights Agreement dated as of September 23, 2011, Security Agreement dated as of September 23, 2011 and associated Convertible Secured Promissory Note and Two-Year Common Stock Purchase Warrant;

•	Common Stock Purchase Agreement dated as of November 22, 2011, Common Stock Purchase Warrant dated as of November 22, 2011, and Registration Rights Agreement dated as of November 22, 2011.

In connection with the subordinated loan transaction described in Item 3 of this Schedule 13D:

•	the Reporting Person and the Issuer entered into a Promissory Note dated as of May 2, 2013;

•	the Reporting Person, Very Hungry and the Issuer entered into a Warrant Adjustment Agreement dated as of May 2, 2013; and

•	the Reporting Person, Very Hungry, the Issuer and The Karlsson Group, Inc. entered into a Subordination Agreement dated as of May 2, 2013.

In connection with the rights offering, the Reporting Person, Very Hungry and the Issuer entered into a Modification Agreement dated as of May 22, 2013 and a Registration Rights Agreement dated as of May 22, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 2.	Three-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 3.	Registration Rights Agreement dated as of April 25, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 4.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

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Exhibit 5.	Registration Rights Agreement dated as of September 19, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 6.	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 7.	Registration Rights Agreement dated as of November 22, 2011, by and between Prospect Global Resources Inc. and Very Hungry, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 8.	Subordination and Intercreditor Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust, The Karlsson Group, Inc. and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 9.	Warrant Adjustment Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 10.	Promissory Note to Scott Reiman 1991 Trust (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 8, 2013).

Exhibit 11.	Modification Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 22, 2013).

Exhibit 12.	Registration Rights Agreement among Very Hungry, LLC, Scott Reiman 1991 Trust and Prospect Global Resources, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8 K filed on May 22, 2013).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2013

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name: Scott J. Reiman